Exhibit 99.1
Form 51-102F3
MATERIAL CHANGE REPORT
ITEM 1:	REPORTING ISSUER

Northern Peru Copper Corp. (the “Company”) 1550 — 625 Howe Street Vancouver, British Columbia V6C 2T6

ITEM 2:	DATE OF MATERIAL CHANGE

January 25, 2008

ITEM 3:	PRESS RELEASE

A news release with respect to the material changes referred to in this report was issued on January 25, 2008 and distributed through newswire services.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On January 25, 2008, China Minmetals Non-Ferrous Metals Co., Ltd. and Jiangxi Copper Company Ltd. (together, the “Investors”) announced that pursuant to the offer dated December 20, 2007 to acquire all of the common shares (the “Common Shares”) of the Company, Copper Bridge Acquisition Corp. (the “Offeror”), a corporation jointly owned by the Investors, has taken-up and accepted for payment 31,761,682 Common Shares, representing approximately 96% of the Common Shares on a fully-diluted basis. The announcement also indicated that the Offeror intends to acquire the Common Shares that were not acquired under the Offer by way of a compulsory acquisition and expects to mail a formal notice of compulsory acquisition on January 28, 2008.

The Investors also announced that following the take-up by the Offeror of approximately 96% of the Common Shares, all of the directors and officers of NOC resigned and were succeeded by nominees of the Investors.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Please see the attached Schedule A.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7:	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8:	SENIOR OFFICER

For further information, please contact: Name: Jiao Jian Telephone: + 8610 6849 5288

ITEM 9:	DATE OF REPORT
DATED January 28, 2008.

NORTHERN PERU COPPER CORP.
by	/s/ Jiao Jian
	Name:	Jiao Jian
	Title:	Secretary

SCHEDULE A

CHINA MINMETALS AND JIANGXI COPPER
ACQUIRE APPROXIMATELY 96% OF NORTHERN PERU COPPER
Toronto, January 25, 2008
China Minmetals Non-Ferrous Metals Co., Ltd. and Jiangxi Copper Company Ltd. (together, the “Investors”) are pleased to announce that 31,761,682 common shares of Northern Peru Copper Corp. (“NOC”) have been validly deposited to the offer made by Copper Bridge Acquisition Corp. (the “Offeror”), a corporation jointly owned by the Investors, to acquire all of the common shares. All conditions of the offer have been satisfied. The Offeror has taken up and accepted for payment all common shares validly deposited under the offer, which represent approximately 96% of the common shares on a fully-diluted basis. Payment will be made to NOC shareholders who have deposited their common shares under the offer on or before January 30, 2008.
The Offeror intends to acquire all common shares not deposited under the offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia). The Offeror expects to mail a formal notice of compulsory acquisition on or about January 28, 2008.
Following the take up by the Offeror of approximately 96% of the common shares, all of the directors and officers of NOC resigned and were succeeded by nominees of the Investors.
NOC shareholders with questions or requests for a copy of the early warning report filed by the Offeror in connection herewith should contact Kingsdale Shareholder Services Inc.
North American Toll Free: 1-800-775-5159
Outside North America, Bank and Brokers Call Collect: +1 (416) 867-2272
Email: contactus@kingsdaleshareholder.com
About China Minmetals
China Minmetals, a state-controlled corporation existing under the laws of the People’s Republic of China, is a diversified metals and mining company based in Beijing, China. China Minmetals is engaged in the production and trading of metals and minerals, including copper, aluminum, tungsten, tin, antimony, lead, zinc and nickel. In 2006, China Minmetals had revenue of approximately US$4.84 billion. China Minmetals is located at 5 Sanlihe Road, Haidian District, Beijing, China 100044.
About Jiangxi Copper
Jiangxi Copper, a state-controlled public corporation existing under the laws of the People’s Republic of China, is an integrated producer of copper in China, with operations in mining, milling, smelting and processing. Jiangxi Copper also maintains exposure to sulphur, gold, silver, platinum, palladium, selenium, tellurium, rhenium and molybdenum. Jiangxi Copper is listed on the London, Hong Kong and Shanghai stock exchanges. In 2006, Jiangxi

Copper had revenue of approximately US$3.45 billion. Jiangxi Copper is located at 15 Yejin Avenue, Guixi, Jiangxi, China 335424.
About Copper Bridge
Copper Bridge, a corporation owned 60% by China Minmetals and 40% by Jiangxi Copper, was incorporated under the laws of the Province of British Columbia on December 10, 2007 for the purpose of making the offer for NOC. Copper Bridge is located at 700 West Georgia Street, 25th Floor, Vancouver, BC V7Y 1B3.
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